Exhibit 99.1

Acorn International Reports Financial Results for the Second Quarter and First Half of 2018

SHANGHAI, Sept. 5, 2018 /PRNewswire/ — Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), today announced its unaudited financial results for the second quarter and six months ended June 30, 2018.

Second Quarter 2018 Financial and Operational Highlights

•	Net revenues increased 39.4% year-over-year in Q2 2018 to US$6.3 million

•	Gross profit rose 44.5% year-over-year in Q2 2018 to US$4.5 million

•	Gross margin increased to 71.2% in Q2 2018 from 68.7% in Q2 2017

•	Loss from continuing operations narrowed to US$0.5 million in Q2 2018 from US$2.5 million in Q2 2017

•	Net income was US$23.8 million in Q2 2018 as compared to a net loss of US$3.4 million in Q2 2017

•	Sold approximately US$57.0 million of non-core assets in Q2 2018

•	Special one-time cash dividend of US$0.75 per ordinary share, or approximately US$14.97 per American depositary share (“ADS”), paid in Q2 2018

•	Launched Acorn Fresh business unit to provide safe and healthy food direct to the Chinese consumer

•	Launched Acorn Entertainment business unit which provides digital PR to western celebrities and brands to enhance their brand recognition in China

In the second quarter of 2018, Acorn achieved solid top line growth due to strong sales of its Babaka posture correction products and Youngleda at-home medical devices via its e-commerce channel. The Company recorded another quarter of improving margins and narrowed its loss from continuing operations to US$0.5 million, approaching breakeven. After successfully completing the sale of non-core assets in May, the Company distributed a special one-time dividend in an aggregate amount of US$40.0 million to its shareholders in June. The Company closed the quarter with a cash position of US$19.5 million, as compared to US$21.1 million at December 31, 2017.

Thus far in 2018, Acorn announced the launch of two new business units: Acorn Fresh, which brings the world’s best fresh and safe food directly to the Chinese consumer, as well as Acorn Entertainment, which provides digital PR to western celebrities and brands to enhance their brand value in China. The Company continually evaluates new business opportunities.

The Company will continue to emphasize the e-commerce channel and is focused on leveraging its 20 years of expertise as a leading direct marketing, infomercial company in China. The Company continually evaluates new platforms with positive ROI conversion, including China’s major e-commerce platforms as well as other niche digital platforms.

Financial Results for the Second Quarter of 2018:

Total net revenues were US$6.3 million in the second quarter of 2018, up 39.4% from US$4.5 million in the second quarter of 2017, primarily due to an increase in e-commerce sales of posture correction products as well as other products.

Cost of sales in the second quarter of 2018 was US$1.8 million, up 28.2% from US$1.4 million in the second quarter of 2017. The increase was attributable to the increased sales volume and net revenues.

Gross profit in the second quarter of 2018 was US$4.5 million, up 44.5% from US$3.1 million in the second quarter of 2017. Gross margin was 71.2% in the second quarter of 2018, up from 68.7% in the second quarter of 2017. The increase in gross margin was due to a larger proportion of higher margin products in the product mix. The Company anticipates gross margins may decline from current levels in the near and medium term as the Company expands its distribution platforms to incorporate additional Chinese e-commerce companies into its e-commerce channel.

Total operating expenses in the second quarter of 2018 were US$5.0 million, down 10.3% from US$5.5 million in the second quarter of 2017. The decrease was primarily due to a decline in general and administrative expenses due to lower professional fees and labor costs, which was partially offset by higher selling and marketing expenses to support e-commerce sales. Operating expenses included non-cash, share-based compensation of US$108,645 in the second quarter of 2018. There was no share-based compensation in the second quarter of 2017.

Loss from continuing operations was US$0.5 million in the second quarter of 2018, as compared to loss from continuing operations of US$2.4 million in the second quarter of 2017.

Other income was US$27.7 million in the second quarter of 2018, primarily due to a gain on the sale of non-core assets, as compared to other expense of US$0.2 million in the second quarter of 2017.

Net income from continuing operations was US$25.1 million in the second quarter of 2018, compared to a net loss from continuing operations of US$2.3 million in the second quarter of 2017.

Net loss from discontinued operations (Refer to “Discontinued Operations” discussion below) was US$1.3 million in the second quarter of 2018, compared to US$1.1 million in the second quarter of 2017.

Net income attributable to Acorn was US$23.8 million in the second quarter of 2018 as compared to a net loss attributable to Acorn of US$3.4 million in the second quarter of 2017.  Net income for the second quarter of 2018 includes the one-time gain of $27.7 million from the sale of non-core assets.

As of June 30, 2018, after payment of a special cash dividend of approximately US$40 million, Acorn’s cash and cash equivalents, with restricted cash, totaled US$19.5 million. Cash and equivalents, with restricted cash, totaled US$21.1 million as of December 31, 2017.

At June 30, 2018, the Company owned 32,723,600 shares of Yimeng Software Technology Co., Ltd. (“Yimeng”), a publicly traded company in China valued at approximately US$43.9 million based on the stock price at December 31, 2017. The Company may sell shares of Yimeng from time to time based on market factors and its other investment and capital requirements.

During the first half of 2018, the Company repurchased 1,860 ADSs at an average price US$20.44 per ADS under its share repurchase program, which was approved by the Board of Directors on December 8, 2017.

First Half 2018 Financial Results

Total net revenues were US$11.7 million in the first half of 2018, up 27.4% from US$9.2 million in the first half of 2017, primarily due to an increase in e-commerce sales of posture correction as well as other products.

Cost of sales in the first half of 2018 was US$3.4 million, up 19.6% from US$2.9 million in the first half of 2017.

Gross profit in the first half of 2018 was US$8.3 million, up 31.0% from US$6.3 million in the first half of 2017. Gross margin was 70.6% in the first half of 2018, up from 68.7% in the first half of 2017. The increase in gross margin was due to a larger proportion of higher margin products in the product mix. The Company anticipates gross margins may decline from current levels in the near and medium term as the Company expands its distribution platforms to incorporate additional Chinese e-commerce platforms into its e-commerce channel. Total operating expenses in the first half of 2018 were US$8.9 million, down 3.2% from operating expenses of US$9.2 million in the first half of 2017, primarily due to lower general and administrative expenses and an increase in other income, which was partially offset by an increase in selling and marketing expenses to support e-commerce sales. Operating expenses for 2018 included non-cash, share-based compensation of US$375,963. There was no share-based compensation in the first half of 2017.

Loss from continuing operations was US$0.6 million in the first half of 2018, as compared to a loss from continuing operations of US$2.9 million in the first half of 2017.

Other income was US$27.9 million in the first half of 2018, primarily due to a gain on the sale of non-core assets, as compared to other income of US$8.9 million in the first half of 2017, which as primarily due to dividends received and gains from sales of Yimeng.

Net income from continuing operations was US$25.1 million in the first half of 2018, compared to net income from continuing operations of US$4.3 million in the first half of 2017.

Net loss from discontinued operations (Refer to “Discontinued Operations” discussion below) was US$1.6 million in the first half of 2018, compared to US$1.7 million in the first half of 2017.

Net income attributable to Acorn was US$23.5 million in the first half of 2018 as compared to net income attributable to Acorn of US$2.6 million in the first half of 2017.  Net income for the first half of 2018 includes the one-time gain of $27.7 million from the sale of non-core assets in the second quarter.

Discontinued Operations

In 2017, Acorn reached an agreement to sell a majority stake in its HJX electronic learning products business (“HJX Business”) to a third-party investor and operator, allowing the Company to focus on businesses and brands with higher profit margins, and on achieving profitable growth of new, potentially high margin businesses. Acorn retained a 37.5% stake in a joint venture established with this third party. As a result of this transaction, the Company is required by applicable accounting rules to treat the HJX Business as discontinued operations in the consolidated statements of operations for all periods presented.

Conference Call

The Company will host a conference call at 8:30 a.m. ET (5:30 a.m. PT), September 5, 2018 to discuss financial results. Dial-in details for the earnings conference call are as follows:

US/Canada:	+1-888-254-3590
International:	+1-323-994-2093

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode 9314320 to join the call. A replay will be available approximately two hours following the conclusion of the conference call through September 12, 2018 and can be accessed by dialing (866) 375-1919, or (719) 457-0820, passcode 9314320.  An archived audio file of the call will be available on the Company’s website http://www.acorninternationalir.com/home/news-and-events/webcasts-and-presentations/.

About Acorn International, Inc.

Previously the leading TV infomercial company in China, Acorn International today leverages its twenty-year TV direct marketing history to monetize brand IP, content creation and distribution, and product sales, through digital media in China. At Acorn today, three divisions support its growth: 1) Product Division, 2) Content Division, and 3) Influencer Management Division.

In the Product Division, Acorn sells product primarily through e-commerce channels in China, as well as through offline distribution and outbound marketing. In the Content Division, Acorn monetizes content. Specifically, in the Content Division, Acorn has redirected its direct marketing know-how to digital media in China, launching Acorn Streaming, which is primarily focused on live streaming and pre-recorded video content creation and distribution. In the Influencer Management Division, Acorn brings, through the creation of digital social content, the best U.S. celebrity talent and brands to China, representing their in-country digital presence. For more information visit www.acorninternationalir.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipates,” “believes,” “estimates,” “strives,” “expects,” “future,” “going forward,” “intends,” “outlook,” “plans,” “target,” “will,” and similar statements and include statements with respect to the Company’s ability to maintain healthy margins, manage expenses and generate additional cash flow, the Company’s ability to achieve its medium-term goal of reaching operating profitability in order to position the business for long term sustainable success, anticipated trends in gross margin, efforts to implement its proposed business plans, including tapping into new media with positive ROI conversion, and reduction of operating expenses may not succeed as anticipated or at all. Such statements are based on management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance, or achievements to differ materially from those in these preliminary financial results and the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: the Company’s ability to successfully improve or introduce new products and services, including to offset declines in sales of existing products and services; the Company’s ability to stay abreast of consumer market trends and maintain the Company’s reputation and consumer confidence; the Company’s ability to execute and maintain a successful market strategy; potential unauthorized use of the Company’s intellectual property; potential disruption of the Company’s manufacturing processes; increasing competition in China’s consumer market; the Company’s U.S. tax status as a passive foreign investment company; and general economic and business conditions in China. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2017 annual report on Form 20-F filed with SEC on May 15, 2018. For a discussion of other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 8 of the Company’s Form 20-F for the fiscal year ended December 31, 2017. The Company’s actual results of operations for the second quarter of 2018 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

Contact:
Acorn International, Inc.	Compass Investor Relations
Mr. Martin Key	Ms. Elaine Ketchmere, CFA
Phone +86-21-5151-8888	Phone: +1-310-528-3031
Email: ir@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.chinadrtv.com	www.compassinvestorrelations.com

Acorn International Inc.
Unaudited Consolidated Statement of Operations
(in US dollars)

	For the three months ended		For the six months ended
	June 30, 2017	June 30, 2018	June 30, 2017	June 30, 2018
Net revenues
Direct sales	$4,210,720	$5,264,896	$8,411,702	$9,875,535
Distribution sales	291,831	1,009,624	776,229	1,830,649
Total net revenues	4,502,551	6,274,520	9,187,931	11,706,184

Cost of revenues
Direct sales	(1,240,471)	(1,469,737)	(2,527,361)	(2,791,548)
Distribution sales	(170,860)	(339,001)	(351,193)	(652,186)
Total cost of revenues	(1,411,331)	(1,808,738)	(2,878,554)	(3,443,734)

Gross profit
Direct sales	2,970,249	3,795,158	5,884,341	7,083,985
Distribution sales	120,971	670,623	425,036	1,178,463
Total gross profit	3,091,220	4,465,781	6,309,377	8,262,448

Operating (expenses) income
Other selling and marketing expenses	(2,109,638)	(2,634,333)	(4,275,787)	(5,018,924)
General and administrative expenses	(3,653,020)	(2,670,526)	(5,450,355)	(5,027,621)
Other operating income, net	226,064	339,846	522,242	1,135,770
Total operating (expenses) income	(5,536,593)	(4,965,013)	(9,203,900)	(8,910,775)
Income (loss) from continuing operations	(2,445,374)	(499,232)	(2,894,523)	(648,327)

Interest income	159,234	108,811	262,554	276,623
Other income (expenses), net	(229,007)	27,735,843	8,924,702	27,848,880
Income (loss) from continuing operations before income taxes and equity in losses of affiliates	(2,515,147)	27,345,422	6,292,733	27,477,176

Income tax – current	177,582	(2,254,966)	(1,949,894)	(2,370,651)
Income tax – deferred	–	(6,751)	–	(6,751)
Income (loss) from continuing operations before equity in losses of affiliates	(2,337,565)	25,083,705	4,342,839	25,099,774

Discontinued operations :
Income (loss) from discontinued operations	(1,084,401)	(1,331,408)	(1,731,370)	(1,580,036)
Income (loss) from discontinued operations before equity in losses of affiliates	(1,084,401)	(1,331,408)	(1,731,370)	(1,580,036)

Equity in losses of affiliates	–	–	–	–

Net income (loss)	$(3,421,966)	$23,752,297	$2,611,469	$23,519,738

Net loss (income) attributable to non-controlling interests	(1,234)	(1,179)	(2,256)	(2,358)
Net income (loss) attributable to Acorn International, Inc.	$(3,420,732)	$23,753,476	$2,613,725	$23,522,096

Acorn International, Inc.
Consolidated Balance Sheets
(in US Dollars)

	December 31, 2017	June 30, 2018
		(unaudited)
Cash and cash equivalents	$21,019,834	$19,452,554
Restricted cash	78,051	77,079
Accounts receivable, net	1,442,750	1,349,375
Inventory	1,516,283	975,545
Other prepaid expenses and current assets, net	4,030,812	3,168,928
Current portion of convertible loan	3,587,204	3,639,462
Current assets	31,674,934	28,662,943

Property and equipment, net	4,037,294	3,688,418
Held-for-sale assets	17,022,630	474,414
Available-for-sale securities	44,479,922	43,925,990
Loan to related party	3,628,415	8,467,781
Other long-term assets	64,176	65,372
Total assets	$100,907,371	$85,284,918

Accounts payable	2,100,933	2,029,252
Dividend payable	–	188,061
Accrued expenses and other current liabilities	8,643,756	7,025,303
Income taxes payable	353,635	2,328,031
Deferred revenue	512,009	235,745
Current liabilities	11,610,333	11,806,392

Deferred tax liability, net	1,952,990	1,974,734
Total liabilities	13,563,323	13,781,126

Ordinary shares	918,844	918,844
Additional paid-in capital	161,962,670	122,338,614
Statutory reserve	8,350,142	8,350,141
Retained earnings	(118,876,715)	(95,354,620)
Beginning balance	(126,382,395)	(119,108,096)
Net income (loss) attributable to Acorn	7,505,680	23,753,476
Accumulated other comprehensive income	60,968,963	61,795,141
Treasury stock, at cost	(26,335,296)	(26,893,066)
Total Acorn International, Inc. shareholders’ equity	86,988,608	71,155,054

Noncontrolling interests	355,440	348,738
Total equity	87,344,048	71,503,792
Total liabilities and equity	$100,907,371	$85,284,918